================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 6)


                                  SALTON, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    795757103
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                            BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               DECEMBER 28, 2006
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 6
---------------------------                          ---------------------------


                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,348,667
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,348,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,348,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 9
---------------------------                          ---------------------------


         This Amendment No. 6 amends and supplements the Statement on Schedule 13D filed on June 2, 2006, as amended October 20, 2006, October 26, 2006, November 6, 2006, November 16, 2006 and December 18, 2006 (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC, (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons") relating to the Common Stock, par value $0.01 per share (the "Shares"), of Salton, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the
Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         As of the date hereof, the Master Fund may be deemed to beneficially own, 3,348,667 Shares.

         As of the date hereof, Harbinger Management may be deemed to beneficially own, 3,348,667 Shares.

         As of the date hereof, HMC Investors may be deemed to beneficially own, 3,348,667 Shares.

         As of the date hereof, HMC may be deemed to beneficially own, 3,348,667 Shares.

         As of the date hereof, Philip Falcone may be deemed to beneficially own, 3,348,667 Shares.

         As  of  the  date  hereof,   Raymond  J.  Harbert  may  be  deemed  to
beneficially own, 3,348,667 Shares.

         As of the date hereof, Michael D. Luce may be deemed to beneficially own, 3,348,667 Shares.

         No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 10
---------------------------                          ---------------------------


         On December 28, 2006 the Master Fund and the Issuer entered into a stock purchase agreement ("Stock Purchase Agreement") pursuant to which the Issuer issued 701,600 Shares ("Issued Shares") to the Master Fund for an aggregate purchase price of $1,754,000. Following the closing of the transactions contemplated by the Stock Purchase Agreement, the Master Fund owns 701,600 Shares. A copy of the Stock Purchase Agreement is incorporated by reference into Item 3 and included as Exhibit J.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         As described in response to Item 3, on December 28, 2006 the Master Fund entered into the Stock Purchase Agreement with the Issuer pursuant to which the Master Fund acquired 701,600 Shares.

         On December 28, 2006 the Master Fund entered into a debt repurchase agreement ("Debt Repurchase Agreement") with the Issuer pursuant to which the Issuer repurchased from the Master Fund a principal amount of $1,711,000 of 12-1/4% senior subordinated notes due 2008 (the "Notes") of the Issuer (plus accrued interest related thereto of $43,000). A copy of the Debt Repurchase Agreement is incorporated by reference into Item 4 and included as Exhibit K.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

         (a, b) As of the date hereof and upon conversion of the Series A Voting Convertible Preferred Stock of Issuer (the "Preferred Stock") acquired by the Master Fund, the Master Fund may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The
3,348,667 Shares described hereto represent approximately 18.88% of the 17,733,057 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 14,384,390 Shares outstanding as of December 28, 2006, plus
(ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement, plus (iii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, Harbinger Management may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.88% of the 17,733,057 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 14,384,390 Shares outstanding as of December 28, 2006, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement, plus
(iii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 11
---------------------------                          ---------------------------


         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, HMC Investors may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.88% of the 17,733,057 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 14,384,390 Shares outstanding as of December 28, 2006, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement, plus
(iii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,347,067 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, HMC may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.88% of the 17,733,057 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 14,384,390 Shares outstanding as of December 28, 2006, plus
(ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement, plus (iii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, Philip Falcone may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.88% of the 17,733,057 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 14,384,390 Shares outstanding as of December 28, 2006, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement, plus
(iii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         Philip Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, Raymond J. Harbert may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.88% of the 17,733,057 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 14,384,390 Shares outstanding as of December 28, 2006, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement, plus
(iii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         Raymond J. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 12
---------------------------                          ---------------------------


         (a, b) As of the date hereof and upon conversion of the Preferred Stock acquired by the Master Fund, Michael D. Luce may be deemed to be the beneficial owner of 3,348,667 Shares, consisting of (i) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement. The 3,348,667 Shares described hereto represent approximately 18.88% of the 17,733,057 Shares of Issuer deemed outstanding for purposes of this report (which include (i) 14,384,390 Shares outstanding as of December 28, 2006, plus (ii) 701,600 issuable Shares acquired by the Master Fund on December 28, 2006 in connection with the Stock Purchase Agreement, plus
(iii) 2,647,067 Shares that are issuable to the Master Fund upon conversion of the 30,000 shares of Preferred Stock owned by the Master Fund).

         Michael D. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,348,667 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,348,667 Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to add the following information:

         As described in response to Item 3, on December 28, 2006 the Master Fund entered into the Stock Purchase Agreement with the Issuer pursuant to which the Master Fund acquired 701,600 Shares.

         In connection with entering into the Stock Purchase Agreement described herein, on December 28, 2006 the Master Fund and the Issuer entered into a registration rights agreement ("Registration Rights Agreement"), pursuant to which the Master Fund will be entitled to registration rights with respect to the Issued Shares. A copy of the Registration Rights Agreement is incorporated by reference into Item 6 and included as Exhibit L.

         As described in response to Item 4, on December 28, 2006, the Master Fund entered into the Debt Repurchase Agreement with the Issuer pursuant to which the Issuer repurchased from the Master Fund an aggregate principal amount and accrued interest of $1,754,000 of Notes of the Issuer.

         As of the date hereof, the Master Fund also owns an aggregate of $9,429,000 principal amount of the Issuer's Notes.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following information:

                EXHIBIT DESCRIPTION

                A    Agreement between the Reporting Persons to file jointly
                J    Stock Purchase Agreement dated December 28, 2006 between
                     the Master Fund and the Issuer
                K    Debt Repurchase Agreement dated December 28, 2006 between
                     the Master Fund and the Issuer
                L    Registration Rights Agreement dated December 28, 2006
                     between the Master Fund and the Issuer

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 13
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 14
---------------------------                          ---------------------------


                      HMC INVESTORS, L.L.C.


                      By:  /s/ Joel B. Piassick
                           ---------------------------------------
                           Name:  Joel B. Piassick
                           Title: Executive Vice President


                      HARBERT MANAGEMENT CORPORATION


                      By:  /s/ William R. Lucas, Jr.
                           ---------------------------------------
                           Name:  William R. Lucas, Jr.
                           Title: Executive Vice President
                                  & General Counsel


                      /s/ Philip Falcone
                      --------------------------------------------
                      Philip Falcone


                      /s/ Raymond J. Harbert
                      --------------------------------------------
                      Raymond J. Harbert


                      /s/ Michael D. Luce
                      -------------------------------------------
                      Michael D. Luce



January 3, 2007

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 15
---------------------------                          ---------------------------


                                                                      EXHIBIT A


                                   AGREEMENT


         The undersigned agree that this Schedule 13D, Amendment No. 6, dated January 3, 2007 relating to the Shares of Salton, Inc. shall be filed on behalf of the undersigned.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 16
---------------------------                          ---------------------------


                      HMC INVESTORS, L.L.C.


                      By:  /s/ Joel B. Piassick
                           ---------------------------------------
                           Name:  Joel B. Piassick
                           Title: Executive Vice President



                      HARBERT MANAGEMENT CORPORATION


                      By:  /s/ William R. Lucas, Jr.
                           ---------------------------------------
                           Name:  William R. Lucas, Jr.
                           Title: Executive Vice President
                                  & General Counsel


                      /s/ Philip Falcone
                      --------------------------------------------
                      Philip Falcone


                      /s/ Raymond J. Harbert
                      --------------------------------------------
                      Raymond J. Harbert


                      /s/ Michael D. Luce
                      -------------------------------------------
                      Michael D. Luce




January 3, 2007

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 17
---------------------------                          ---------------------------

                                                                    EXHIBIT J
                                                                    ---------


===============================================================================





                            STOCK PURCHASE AGREEMENT


                                  BY AND AMONG

                                  SALTON, INC.


                                      AND


                 HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                       ________________________________

                         DATED AS OF DECEMBER 28, 2006
                       ________________________________





===============================================================================

                               TABLE OF CONTENTS

 I.    DEFINITIONS...........................................................1
    1.1.   Definitions.......................................................1
    1.2.   Interpretation....................................................4

 II.   STOCK PURCHASE........................................................4
    2.1.   Issued Shares.....................................................4
    2.2.   Securities Act Exemption and Compliance; Registration Rights......5

 III.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY........................5
    3.1.   Due Organization, Good Standing and Corporate Power...............6
    3.2.   Authorization and Validity of Agreement...........................6
    3.3.   Consents and Approvals; No Violations.............................6
    3.4.   Capitalization of the Company.....................................7
    3.5.   Absence of Certain Events.........................................8
    3.6.   Company SEC Reports; Financial Statements.........................8
    3.7.   Broker's or Finder's Fee..........................................8
    3.8.   State Takeover Laws...............................................9

 IV.    REPRESENTATIONS AND WARRANTIES OF THE INVESTOR.......................9
    4.1.   Due Organization, Good Standing and Corporate Power...............9
    4.2.   Authorization and Validity of Agreement...........................9
    4.3.   Consents and Approvals; No Violations.............................9
    4.4.   Broker's or Finder's Fee.........................................10
    4.5.   Investor Representations.........................................10

 V.    COVENANTS............................................................10
    5.1.   Efforts to Close.................................................10
    5.2.   Fees and Expenses................................................10

 VI.    CONDITIONS TO THE CLOSINGS..........................................10
    6.1.   Conditions to the Closing........................................10
    6.2.   Conditions to the Obligations of the Investor....................11
    6.3.   Conditions to the Obligations of the Company.....................11

 VII.    TERMINATION AND ABANDONMENT........................................12
    7.1.   Termination......................................................12

 VIII.    MISCELLANEOUS.....................................................12
    8.1.   Nonsurvival of Representations, Warranties and Covenants.........12
    8.2.   Amendment and Modification.......................................12
    8.3.   Waiver of Compliance.............................................12
    8.4.   Notices..........................................................12
    8.5.   Third Party Beneficiaries........................................13
    8.6.   Successors and Assigns...........................................13
    8.7.   Severability.....................................................13
    8.8.   Governing Law....................................................14
    8.9.   Submission to Jurisdiction; Waivers..............................14
    8.10.    Specific Performance...........................................14
    8.11.    Counterparts...................................................14
    8.12.    Entire Agreement...............................................14
    8.13.    Waiver of Jury Trial...........................................15


EXHIBITS

Exhibit A         Form of Registration Rights Agreement

                            STOCK PURCHASE AGREEMENT

        STOCK PURCHASE AGREEMENT (this "AGREEMENT"), is dated as of December 28, 2006, by and among Salton, Inc., a Delaware corporation (the "COMPANY"), and Harbinger Capital Partners Master Fund I, Ltd.(the "INVESTOR").

                                    RECITALS

        A. The Investor has agreed to purchase, and the Company has agreed to issue, Seven Hundred and One Thousand Six Hundred (701,600) shares of common stock, $0.01 par value, of the Company (the "COMPANY COMMON STOCK").

        B. The Company's board of directors (acting upon the unanimous recommendation of the Special Committee) has approved this Agreement and the transactions contemplated hereby.

        C. Concurrently with the execution of this Agreement, and as a condition to the willingness of the Investor to enter into this Agreement, the Company and the Investor will enter into a registration rights agreement in the form attached hereto as EXHIBIT A (the "REGISTRATION RIGHTS AGREEMENT"), pursuant to which the Investor will be entitled to registration rights with respect to the Issued Shares (as hereinafter defined) on terms and subject to the conditions set forth therein.

        Accordingly, the parties agree as follows:


                                 I. DEFINITIONS

        1.1. DEFINITIONS. (a) In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms have the meanings specified below when used in this Agreement with initial capital letters:

        "ACTION" means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

        "AFFILIATE" means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of this Agreement, (i) the Company and its Subsidiaries shall not be considered Affiliates of the Investor or any of its Affiliates (other than the Company and its Subsidiaries) and (ii) the Investor and its Affiliates shall not be considered Affiliates of the Company or any of its Subsidiaries.

        "AUTHORIZATION" means any legally required consent or Permit of or from, or declaration or filing with, any Governmental Entity, including any legally required filing with any Governmental Entity and the subsequent expiration of any legally required waiting period under any Antitrust Laws.

        "COMPANY  MATERIAL  ADVERSE EFFECT" means a material  adverse effect on
(i) the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (ii) the ability of the Company to perform its obligations under this Agreement on a timely basis or to consummate the Transactions on a timely basis; PROVIDED, HOWEVER, that in no event shall any of the following be deemed to constitute a Company Material Adverse Effect: any event, circumstance, change or effect resulting from or relating to (i) a change in general political, economic or financial market conditions, (ii) changes affecting the industries generally in which the Company or its Subsidiaries conduct business, (iii) seasonal fluctuations in the business of the Company and its Subsidiaries, (iv) any acts of terrorism or war or (v) compliance with the terms of, or the taking of any action required by, this Agreement; except in the case of each of clauses (i), (ii), (iii) and (iv) to the extent such event, circumstance, change or effect has had a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the industry in which the Company and its Subsidiaries conduct their business.

        "CONFIDENTIALITY AGREEMENT" means the confidentiality agreement entered into by and between Harbinger Capital Partners Master Fund I, Ltd. and the Company, dated as of October 25, 2006 and amended November 3, 2006, as the same may be amended from time to time in accordance with its terms.

        "CONTRACT" means any legally binding instrument or legal obligation of any kind, whether written or oral.

        "CONTROL" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as a trustee or executor, by Contract or credit arrangement or otherwise.

        "ENCUMBRANCE" means any lien, security interest, pledge, mortgage, deed of trust, charge, option or other encumbrance attaching to title to any tangible or intangible property or right.

        "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

        "GAAP" means United States generally accepted accounting principles as in effect from time to time, consistently applied.

        "GOVERNMENTAL ENTITY" means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board, bureau, body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state or local.

        "INVESTOR MATERIAL ADVERSE EFFECT" means a material adverse effect on the ability of the Investor to perform its obligations under this Agreement on a timely basis or to consummate the Transactions on a timely basis.

        "KNOWLEDGE" (and any variation thereof) means, in the case of the Company, the actual knowledge after due inquiry of the individuals listed on
SECTION 1.1(A) OF THE COMPANY DISCLOSURE SCHEDULE as of the date of the applicable representation or warranty.

        "LAW" means any statute, law, ordinance, rule or regulation of any Governmental Entity.

        "NYSE" means the New York Stock Exchange.

        "ORDER" means any order, judgment, ruling, decree, writ, permit, license or other requirement of any Governmental Entity.

        "PERMIT"   means  any   permit,   approval,   license,   authorization,
certificate, right, exemption or Order from any Governmental Entity.

        "PERSON"   means  any   individual  or  legal  entity,   including  any
partnership, joint venture, corporation, trust, unincorporated organization, limited liability company or Governmental Entity.

        "SEC" means the Securities and Exchange Commission.

        "SECURITIES ACT" means the Securities Act of 1933, as amended.

        "SPECIAL COMMITTEE" means a committee of the Company's board of directors, the members of which are not affiliated with the Company and are not members of the Company's management, formed for the reasons set forth in the resolution establishing such committee.

        "SUBSIDIARY" of any Person means any Person whose financial condition is required to be consolidated with the financial condition of the first Person in the preparation of the first Person's financial statements under GAAP.

        "TRANSACTIONS" means the transactions contemplated by this Agreement.

                (b) The following terms have the meanings specified in the indicated Sections:

------------------------------------------------------------------------------
TERM                                                            SECTION
------------------------------------------------------------------------------
Agreement                                                       Preamble
Closing                                                         2.1(b)
Closing Date                                                    2.1(b)
Company                                                         Preamble
Company Common Stock                                            Recitals
Company Disclosure Schedule                                     III
Company Equity Interests                                        3.4(a)
Company Financial Statements                                    3.6(b)
Company Options                                                 3.4(a)

------------------------------------------------------------------------------
TERM                                                            SECTION
------------------------------------------------------------------------------
Company Preferred                                               3.4(a)
Company SEC Reports                                             3.6(a)
Company Series A Preferred                                      3.4(a)
Company Series B Preferred                                      3.4(a)
Company Series C Preferred                                      3.4(a)
Company Stock                                                   3.4(a)
Company Warrants                                                3.4(a)
Investor                                                        Preamble
Issued Shares                                                   2.1
Measurement Date                                                III
Registration Rights Agreement                                   Recitals
------------------------------------------------------------------------------

        1.2. INTERPRETATION. (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Unless the context otherwise requires, (i) "or" is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) unless otherwise defined herein, terms used herein which are defined in GAAP have the meanings ascribed to them therein. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law. The Company Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in any Schedule or Exhibit hereto as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, have a Company Material Adverse Effect.

                (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

                              II. STOCK PURCHASE

        2.1. ISSUED SHARES. (a) On the terms and subject to the conditions of this Agreement, at the Closing, in consideration of the payment of $1,754,000 in cash by the Investor to the Company, the Company shall issue to the Investor 701,600 shares of Company Common Stock (the "Issued Shares") by delivering to the Investor a certificate or certificates representing the Issued Shares, in each case, free and clear of all Encumbrances (other than as imposed by federal or state securities laws).

                (b) On the terms and subject to the conditions of this Agreement, the closing of the Transactions (the "CLOSING") will take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York at 10:00 a.m., New York City time on the date hereof, as soon as practicable following satisfaction or waiver of the conditions set forth in Article VI hereof (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied or waived at or immediately prior to the Closing, but subject to the satisfaction or, where permitted, the waiver of those conditions), or at such other date, time or place as the Company and the Investor may agree. The date on which the Closing occurs is referred to as the "CLOSING DATE."

        2.2.    SECURITIES ACT EXEMPTION AND COMPLIANCE; REGISTRATION RIGHTS.

                (a) PRIVATE PLACEMENT. The Issued Shares initially will not be registered under the Securities Act in reliance on the exemptions from the registration requirements of Section 5 of the Securities Act set forth in
Section 4(2) thereof and Regulation D promulgated thereunder.

                (b) LEGENDS. In addition to any legend imposed by applicable state securities laws, the certificates representing the shares of Company Common Stock issued pursuant to this Agreement shall bear a restrictive legend, stating substantially as follows:

.."THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, OR, AN EXEMPTION SUCH THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT."

                (c) REGISTRATION RIGHTS. The Investor shall be entitled to the registration rights set forth in the Registration Rights Agreement on the terms and subject to the conditions set forth therein.

              III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in (x) the Company SEC Reports filed prior to the close of business on December 20, 2006 (the "MEASUREMENT DATE"), but excluding any risk factor disclosure contained in any such Company SEC Reports under the heading "Risk Factors" or "Cautionary Statement Regarding Forward Looking Statements" or otherwise or (y) the disclosure schedule (the "COMPANY DISCLOSURE SCHEDULE") delivered by the Company to the Investor in connection with the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III), the Company hereby represents and warrants to the Investor as follows:

        3.1. DUE ORGANIZATION, GOOD STANDING AND CORPORATE POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted. Each of the Company's Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing or has equivalent status under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing or has equivalent status in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing or to have equivalent status would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        3.2. AUTHORIZATION AND VALIDITY OF AGREEMENT. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, have been duly authorized and approved by its board of directors (acting upon the unanimous written consent of the Special Committee) and no other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Agreement or the consummation of the Transactions. This Agreement has been, and the Registration Rights Agreement when executed and delivered will be, duly executed and delivered by the Company, and each is, or will be when executed and delivered, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

        3.3. CONSENTS AND APPROVALS; NO VIOLATIONS. Assuming (a) the applicable requirements of the Securities Act and state securities or "blue sky" laws and the Exchange Act are met and (b) the required notices to the NYSE related to the Transactions are delivered, the execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation by the Company of the Transactions, do not and will not (i) violate or conflict with any provision of its certificate of incorporation or bylaws or the comparable governing documents of any of its Subsidiaries, (ii) violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets may be bound, (iii) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Entity, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries may be bound, excluding in the case of clauses (iii) and (iv) above, conflicts, violations, breaches, defaults, rights of termination, cancellations, accelerations, increases, losses, creations and impositions of Encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        3.4.    CAPITALIZATION OF THE COMPANY.

                (a) The authorized capital stock of (i) the Company consists of 40,000,000 shares of Company Common Stock, (ii) 2,000,000 shares of Preferred Stock, 40,000 of which are designated Series A Voting Convertible
Preferred Stock, $0.01 par value per share and convertible into shares of Company Common Stock (the "COMPANY SERIES A PREFERRED"), 500,000 of which are designated Series B Junior Participating Preferred Stock, $0.01 par value per share (the "COMPANY SERIES B PREFERRED"), 150,000 of which are designated Series C Preferred Stock, $0.01 par value per share (the "COMPANY SERIES C PREFERRED"), and 1,310,000 of which are designated Preferred Stock, $0.01 par value per share (the "COMPANY PREFERRED" and together with the Company Common Stock, the Company Series A Preferred, the Company Series B Preferred and the Company Series C Preferred, the "COMPANY STOCK"). As of the Measurement Date, there were 14,384,390 shares of Company Common Stock (of which 189,750 were Company Restricted Shares) issued and outstanding, 40,000 shares of Company Series A Preferred issued and outstanding, no shares of Company Series B Preferred issued and outstanding, 135,217 shares of Company Series C Preferred issued and outstanding, and no shares of Company Preferred issued and outstanding. As of the Measurement Date, no shares of Company Common Stock were reserved for issuance except for (a) 2,150,795 shares of Company Common Stock that were reserved for issuance upon the exercise of outstanding options (the "COMPANY OPTIONS"), (b) 719,320 shares of Company Common Stock reserved for issuance upon the exercise of outstanding warrants (the "COMPANY WARRANTS") and
(c) 3,529,412 shares of Company Common Stock reserved for issuance upon the conversion of the Company Series A Preferred for Company Common Stock. Between the Measurement Date and the date hereof, the Company has not issued any shares of Company Common Stock (other than pursuant to the exercise of Company Options outstanding as of the Measurement Date) or awarded any Company Options. The Company Series B Preferred are issuable in connection with the rights to purchase those shares issued under the Rights Agreement, dated as of June 28, 2004 and as amended on June 7, 2006, by and between the Company and UMB Bank N.A., as rights agent. All issued and outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid and nonassessable. As of the date hereof, except as set forth above and except for shares of Company Common Stock issuable pursuant to the Company Options, Company Warrants and the Company Series A Preferred outstanding as of the Measurement Date, there are no outstanding or authorized options, warrants, rights, calls, commitments, preemptive rights, subscriptions, claims of any character, convertible or exchangeable securities, or other Contracts, contingent or otherwise, relating to Company Common Stock or any capital stock or capital stock equivalent or other nominal interest in the Company or any of its Subsidiaries which relate to the Company (collectively, "COMPANY EQUITY INTERESTS") pursuant to which the Company or any of its Subsidiaries is or may become obligated to issue or sell shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or evidencing the right to subscribe for, any Company Equity Interests. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any outstanding securities of the Company or any Company Equity

Interests. There are no Contracts to which the Company is a party relating to the issuance, sale, transfer, registration or voting of any equity securities or other securities of the Company except as listed on SECTION 3.4(A) OF THE COMPANY DISCLOSURE SCHEDULE. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company Stockholders may vote are issued or outstanding as of the date hereof.

                (b) When issued in accordance with the terms of this Agreement, the Issued Shares to be issued to the Investor pursuant to Section 2.1(a) will be duly authorized, validly issued, fully paid and non assessable free and clear of all Encumbrances (other than as imposed by federal or state securities laws).

        3.5. ABSENCE OF CERTAIN EVENTS. Except as required or expressly permitted by this Agreement or as reflected in the Company Financial Statements filed on or prior to the Measurement Date, since July 1, 2006, there has not occurred any event, occurrence or condition which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        3.6.    COMPANY SEC REPORTS; FINANCIAL STATEMENTS.

                (a) Each of the Company and its Subsidiaries has timely filed with the SEC all registration statements, prospectuses, reports, schedules, forms, proxy statements, certifications and other documents (including exhibits and all other information incorporated by reference therein) required to be filed by the Company since June 28, 2003 (the "COMPANY SEC REPORTS"). The Company SEC Reports (i) were prepared and will be prepared (when filed after the date of this Agreement) in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed and will not, when filed after the date of this Agreement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequent Company SEC Report filed with the SEC prior to the date of this Agreement. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act by Law or Contract.

                (b) Each of the consolidated financial statements of the Company (including, in each case, any notes thereto) contained in the Company SEC Reports (the "COMPANY FINANCIAL STATEMENTS") was prepared and will be prepared (when filed after the date of this Agreement) in accordance with GAAP (except as may be indicated in the notes thereto) and presented fairly and will present fairly (when filed after the date of this Agreement) in all material respects the consolidated financial position and consolidated results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of unaudited statements, to normal year end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience.

        3.7. BROKER'S OR FINDER'S FEE. No Person acting on behalf of the Company or any of its Subsidiaries is, or will be, entitled to any investment banking, broker's, finder's or similar fee for which the Company, the Investor or any of their respective Affiliates after the Closing could have any liabilities in connection with this Agreement or any of the Transactions.

        3.8. STATE TAKEOVER LAWS. The Company's certificate of incorporation contains a provision expressly electing that the Company not be governed by
Section 203 of the DGCL and the Company shall not amend its certificate of incorporation to amend or remove such election. No applicable "takeover" or "interested stockholder" Law is applicable to this Agreement and the Transactions.

               IV. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

        The Investor hereby represents and warrants to the Company as follows:

        4.1. DUE ORGANIZATION, GOOD STANDING AND CORPORATE POWER. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite power and authority to own, lease and operate its properties and to conduct its business as now being conducted.

        4.2. AUTHORIZATION AND VALIDITY OF AGREEMENT. The Investor has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Investor, and the consummation by the Investor of the Transactions, have been duly authorized and approved by all necessary action on the part of the Investor and no other action on the part of the Investor is necessary to authorize the execution and delivery of this Agreement or the consummation of the Transactions. This Agreement has been and the Registration Rights Agreement when executed and delivered will be, duly executed and delivered by the Investor and is, or will be when executed and delivered, a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

        4.3. CONSENTS AND APPROVALS; NO VIOLATIONS. Assuming (a) the applicable requirements of the Securities Act and state securities or "blue sky" laws and the Exchange Act are met and (b) the required notices to the NYSE related to the Transactions are delivered, the execution and delivery of this Agreement and the Registration Rights Agreement by the Investor and the consummation by the Investor of the Transactions, do not and will not (i) violate or conflict with any provision of its certificate of incorporation, bylaws or other comparable governing documents, as the case may be, (ii) violate or conflict with any Law or Order applicable to the Investor or by which any of their respective properties or assets may be bound, (iii) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Entity, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Encumbrance upon any of the properties or assets of the Investor, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which the Investor is a party, or by which the Investor may be bound, excluding in the case of clauses (iii) and (iv) above, conflicts, violations, breaches, defaults, rights of termination, cancellations, accelerations, increases, losses, creations and impositions of Encumbrances which would not, individually or in the aggregate, reasonably be expected to have an Investor Material Adverse Effect.

        4.4. BROKER'S OR FINDER'S FEE. No Person acting on behalf of the Investor is, or will be, entitled to any investment banking, broker's, finder's or similar fee for which the Company or any of its Affiliates after the Closing could have any liabilities in connection with this Agreement or any of the Transactions.

        4.5. INVESTOR REPRESENTATIONS. The Investor acknowledges that the Company Common Stock to be issued pursuant to this Agreement initially will not be registered under the Securities Act in reliance on the exemptions from the registration requirements of Section 5 of the Securities Act set forth in
Section 4(2) thereof and Regulation D promulgated thereunder. The Investor is an "accredited investor" as such term is defined under the Securities Act, or, alternatively, has such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company and the Company Common Stock. The Issued Shares to be issued to the Investor pursuant to this Agreement are being purchased for investment for the account of the Investor and without the intent of participating directly or indirectly in a distribution of such shares in violation of the Securities Act or other applicable securities laws. In addition to any legend imposed by applicable state securities laws, the certificates representing the Issued Shares will bear the restrictive legends set forth in this Agreement.

                                  V. COVENANTS

        5.1. EFFORTS TO CLOSE. The Company on the one hand, and the Investor on the other, will use its reasonable best efforts to cause all of the conditions, as specified in Article VI, to the obligations of the other party to consummate the Transactions to be met as soon as practicable after the date of this Agreement.

        5.2. FEES AND EXPENSES. (a) The Investor will bear all of the fees and expenses of the Investor and its Affiliates in connection with the Transactions and (b) the Company will bear all of the fees and expenses of the Company and its Affiliates in connection with the Transactions.

                        VI. CONDITIONS TO THE CLOSINGS

        6.1. CONDITIONS TO THE CLOSING. The respective obligations of the Company and the Investor to effect the Transactions are subject to the satisfaction or waiver of the following conditions:

                (a) no preliminary or permanent injunction or other Order shall have been issued that would make unlawful the consummation of the Transactions, and consummation of the Transactions shall not be prohibited or made illegal by any Law; and

                (b) all other Authorizations of or filings with any Governmental Entity required in connection with the consummation of the Transactions shall have been made or obtained, except where the failure to make or obtain such Authorizations or filings would not, individually or in the aggregate, have a Company Material Adverse Effect or an Investor Material Adverse Effect.

        6.2. CONDITIONS TO THE OBLIGATIONS OF THE INVESTOR. The obligation of the Investor to effect the Transactions are subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of the Investor and may be waived by the Investor):

                (a) all covenants of the Company under this Agreement to be performed by the Company on or before the Closing shall have been duly performed by the Company in all material respects;

                (b) the representations and warranties of the Company in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materially or material adverse effect qualifications) shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing with the same effect as though made as of the Closing, except where the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not, individually or in the aggregate, have a Company Material Adverse Effect. In addition, the representations and warranties set forth in Section
3.4 shall have been true and correct in all material respects on the date of this Agreement and shall be true and correct in all material respects as of the Closing with the same effect as though made as of the Closing; and

                (c) The Company shall have executed and delivered the Registration Rights Agreement.

        6.3. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Transactions is subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of the Company and may be waived by the Company):

                (a) all covenants of the Investor under this Agreement to be performed on or before the Closing Date shall have been duly performed by the Investor in all material respects;

                (b) the representations and warranties of the Investor in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materiality or material adverse effect qualifications) shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing with the same effect as though made as of the Closing, except where the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not, individually or in the aggregate, have an Investor Material Adverse Effect; and

                (c) the Investor shall have executed and delivered the Registration Rights Agreement.

                       VII. TERMINATION AND ABANDONMENT

        7.1. TERMINATION. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated at any time prior to the Closing by mutual written consent of the Company, on the one hand, and the Investor on the other.

                              VIII. MISCELLANEOUS

        8.1. NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. None of the representations, warranties or covenants in this Agreement will survive the Closing.

        8.2. AMENDMENT AND MODIFICATION. Subject to applicable Law, this Agreement may be amended, modified, or supplemented only by the written agreement of the parties hereto before the Closing.

        8.3. WAIVER OF COMPLIANCE. Except as otherwise provided in this Agreement, the failure by any Person to comply with any obligation, covenant, agreement or condition may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of this Agreement will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part of this Agreement or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of any provisions of this Agreement will be held to be a waiver of any other or subsequent breach.

        8.4. NOTICES. All notices required or permitted pursuant to this Agreement will be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a party may provide by notice to the other:

        If to the Investor:

                c/o 555 Madison Avenue, 16th Floor
                New York, New York 10022
                Attention:  Philip A. Falcone
                Facsimile:  (212) 508  3721

        With a copy to:

                Paul, Weiss, Rifkind, Wharton & Garrison LLP
                1285 Avenue of the Americas
                New York, New York 10019 6064

                Attention:  Bruce A. Gutenplan
                            Robert B. Schumer
                Facsimile:  (212) 757 3990

                and:

                One Riverchase Parkway South
                Birmingham, Alabama  35244
                Attention:  General Counsel
                Facsimile:  (205) 987 5505

        If to the Company:

                Salton, Inc.
                1955 W. Field Court
                Lake Forest, Illinois  60045
                Attention:  Facsimile:  (847) 803 1186

        With a copy to:

                Sonnenschein Nath & Rosenthal LLP
                7800 Sears Tower, 233 South Wacker Drive
                Chicago, IL  60606 6404
                Attention:  Neal Aizenstein
                Facsimile:  312.876.7934

        8.5. THIRD PARTY BENEFICIARIES. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        8.6. SUCCESSORS AND ASSIGNS. This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. Neither the Company nor the Investor may assign this Agreement or any of their rights or liabilities thereunder without the prior written consent of the other parties hereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the party making the assignment from any liability under such agreements.

        8.7. SEVERABILITY. The illegality or partial illegality of any of this Agreement, or any provision hereof, will not affect the validity of the remainder of this Agreement, or any provision hereof, and the illegality or partial illegality of this Agreement will not affect the validity of this Agreement in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes this Agreement to no longer contain all of the material provisions reasonably expected by the parties to be contained herein.

        8.8. GOVERNING LAW. This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to Contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

        8.9. SUBMISSION TO JURISDICTION; WAIVERS. The Investor and the Company irrevocably agree that any Action with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns shall be brought and determined in the Court of Chancery or other courts of the State of Delaware located in the State of Delaware, and the Investor and the Company hereby irrevocably submit and consent with regard to any such Action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. The Investor and the Company hereby irrevocably waive, and agree not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that
(i) Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

        8.10. SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

        8.11. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

        8.12. ENTIRE AGREEMENT. This Agreement (including the documents and the instruments referred to in this Agreement), the Registration Rights Agreement and the Confidentiality Agreement constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

        8.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.



                         [SIGNATURES ON FOLLOWING PAGE]

                IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                 SALTON, INC.


                                 By: /s/ Marc Levenstein
                                     -----------------------
                                     Name:  Marc Levenstein
                                     Title:



                                 HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                 By:  Harbinger Capital Partners Offshore
                                      Manager, L.L.C.,
                                      Its Investment Manager


                                      By: /s/ Philip A. Falcone
                                          -------------------------
                                          Name:  Philip A. Falcone
                                          Title: Senior Managing Director

                                                                      EXHIBIT A


                     FORM OF REGISTRATION RIGHTS AGREEMENT

                                 (See attached)

                                                                      EXHIBIT K


===============================================================================




                           DEBT REPURCHASE AGREEMENT


                                  BY AND AMONG

                                  SALTON, INC.


                                      AND


                 HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                     _____________________________________

                         DATED AS OF DECEMBER 28, 2006
                     _____________________________________





===============================================================================

                               TABLE OF CONTENTS

                                                                       PAGE NO.

I.    DEFINITIONS.............................................................1
   1.1.   Definitions.........................................................1
   1.2.   Interpretation......................................................4

II.   REPURCHASE..............................................................4
   2.1.   Repurchase of 2008 Notes............................................4
   2.2.   Encumbrances; Transfer..............................................5

III.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY..........................5
   3.1.   Due Organization, Good Standing and Corporate Power.................5
   3.2.   Authorization and Validity of Agreement.............................5
   3.3.   Consents and Approvals; No Violations...............................6
   3.4.   Absence of Certain Events...........................................6
   3.5.   Company SEC Reports; Financial Statements...........................6
   3.6.   Broker's or Finder's Fee............................................7
   3.7.   State Takeover Laws.................................................7

IV.    REPRESENTATIONS AND WARRANTIES OF THE INVESTOR.........................7
   4.1.   Due Organization, Good Standing and Corporate Power.................7
   4.2.   Authorization and Validity of Agreement.............................7
   4.3.   Consents and Approvals; No Violations...............................7
   4.4.   The 2008 Notes......................................................8
   4.5.   Broker's or Finder's Fee............................................8

V.    COVENANTS...............................................................8
   5.1.   Efforts to Close....................................................8
   5.2.   Fees and Expenses...................................................8

VI.    CONDITIONS TO THE CLOSINGS.............................................8
   6.1.   Conditions to the Closing...........................................8
   6.2.   Conditions to the Obligations of the Investor.......................9
   6.3.   Conditions to the Obligations of the Company........................9

VII.    TERMINATION AND ABANDONMENT...........................................9
   7.1.   Termination.........................................................9

VIII.    MISCELLANEOUS.......................................................10
   8.1.   Nonsurvival of Representations, Warranties and Covenants...........10
   8.2.   Amendment and Modification.........................................10
   8.3.   Waiver of Compliance...............................................10
   8.4.   Notices............................................................10
   8.5.   Third Party Beneficiaries..........................................11
   8.6.   Successors and Assigns.............................................11
   8.7.   Severability.......................................................11
   8.8.   Governing Law......................................................11
   8.9.   Submission to Jurisdiction; Waivers................................11
   8.10.    Specific Performance.............................................12
   8.11.    Counterparts.....................................................12
   8.12.    Entire Agreement.................................................12
   8.13.    Waiver of Jury Trial.............................................12


EXHIBITS

Exhibit A     Repurchased Notes

                           DEBT REPURCHASE AGREEMENT

        DEBT REPURCHASE AGREEMENT (this "AGREEMENT"), is dated as of December 28, 2006, by and among Salton, Inc., a Delaware corporation (the "COMPANY"), and Harbinger Capital Partners Master Fund I, Ltd. (the "INVESTOR").

                                    RECITALS

        A. The Investor is the beneficial owner of 12-1/4% Senior Subordinated Notes due 2008 (the "2008 NOTES") issued pursuant to the Indenture, dated as of April 23, 2001, among the Company, the Guarantors (as defined therein) identified on the signature pages thereto and Sun Trust Bank (as successor to Wells Fargo Bank Minnesota N.A.), as trustee, as amended by the First Supplement to the Indenture, dated as of August 26, 2005 (the "2008 INDENTURE").

        B. The Company has agreed with the Investor to repurchase a portion of the 2008 Notes beneficially owned by the Investor, including all accrued but unpaid or deferred interest, as the case may be, thereon, for cash.

        C. The Company's board of directors (acting upon the unanimous recommendation of the Special Committee) has approved this Agreement and the transactions contemplated hereby.

        Accordingly, the parties agree as follows:

                                I. DEFINITIONS

        1.1. DEFINITIONS. (a) In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms have the meanings specified below when used in this Agreement with initial capital letters:

        "ACTION" means any controversy, claim, action, litigation, arbitration, mediation or any other proceeding by or before any Governmental Entity, arbitrator, mediator or other Person acting in a dispute resolution capacity, or any investigation, subpoena or demand preliminary to any of the foregoing.

        "AFFILIATE" means, with respect to a Person, another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of this Agreement, (i) the Company and its Subsidiaries shall not be considered Affiliates of the Investor or any of its Affiliates (other than the Company and its Subsidiaries) and (ii) the Investor and its Affiliates shall not be considered Affiliates of the Company or any of its Subsidiaries.

        "AUTHORIZATION" means any legally required consent or Permit of or from, or declaration or filing with, any Governmental Entity, including any legally required filing with any Governmental Entity and the subsequent expiration of any legally required waiting period under any Antitrust Laws.

        "COMPANY  MATERIAL  ADVERSE EFFECT" means a material  adverse effect on
(i) the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (ii) the ability of the Company to perform its obligations under this Agreement on a timely basis or to consummate the Transactions on a timely basis; PROVIDED, HOWEVER, that in no event shall any of the following be deemed to constitute a Company Material Adverse Effect: any event, circumstance, change or effect resulting from or relating to (i) a change in general political, economic or financial market conditions, (ii) changes affecting the industries generally in which the Company or its Subsidiaries conduct business, (iii) seasonal fluctuations in the business of the Company and its Subsidiaries, (iv) any acts of terrorism or war or (v) compliance with the terms of, or the taking of any action required by, this Agreement; except in the case of each of clauses (i), (ii), (iii) and (iv) to the extent such event, circumstance, change or effect has had a disproportionate effect on the Company and its Subsidiaries as compared to other persons in the industry in which the Company and its Subsidiaries conduct their business.

        "CONFIDENTIALITY AGREEMENT" means the confidentiality agreement entered into by and between Harbinger Capital Partners Master Fund I, Ltd. and the Company, dated as of October 25, 2006 and amended November 3, 2006, as the same may be amended from time to time in accordance with its terms.

        "CONTRACT" means any legally binding instrument or legal obligation of any kind, whether written or oral.

        "CONTROL" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as a trustee or executor, by Contract or credit arrangement or otherwise.

        "ENCUMBRANCE" means any lien, security interest, pledge, mortgage, deed of trust, charge, option or other encumbrance attaching to title to any tangible or intangible property or right.

        "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

        "GAAP" means United States generally accepted accounting principles as in effect from time to time, consistently applied.

        "GOVERNMENTAL ENTITY" means any arbitrator, court, judicial, legislative, administrative or regulatory agency, commission, department, board, bureau, body or other governmental authority or instrumentality or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, whether foreign, federal, state or local.

        "INVESTOR MATERIAL ADVERSE EFFECT" means a material adverse effect on the ability of the Investor to perform its obligations under this Agreement on a timely basis or to consummate the Transactions on a timely basis.

        "KNOWLEDGE" (and any variation thereof) means, in the case of the Company, the actual knowledge after due inquiry of the individuals listed on
SECTION 1.1(A) OF THE COMPANY DISCLOSURE SCHEDULE as of the date of the applicable representation or warranty.

        "LAW" means any statute, law, ordinance, rule or regulation of any Governmental Entity.

        "NYSE" means the New York Stock Exchange.

        "ORDER" means any order, judgment, ruling, decree, writ, permit, license or other requirement of any Governmental Entity.

        "PERMIT"   means  any   permit,   approval,   license,   authorization,
certificate, right, exemption or Order from any Governmental Entity.

        "PERSON"   means  any   individual  or  legal  entity,   including  any
partnership, joint venture, corporation, trust, unincorporated organization, limited liability company or Governmental Entity.

        "SEC" means the Securities and Exchange Commission.

        "SECURITIES ACT" means the Securities Act of 1933, as amended.

        "SPECIAL COMMITTEE" means a committee of the Company's board of directors, the members of which are not affiliated with the Company and are not members of the Company's management, formed for the reasons set forth in the resolution establishing such committee.

        "SUBSIDIARY" of any Person means any Person whose financial condition is required to be consolidated with the financial condition of the first Person in the preparation of the first Person's financial statements under GAAP.

        "TRANSACTIONS" means the transactions contemplated by this Agreement.

                (b) The following terms have the meanings specified in the indicated Sections:

----------------------------------------------------------------------------
TERM                                                           SECTION
----------------------------------------------------------------------------
2008 Indenture                                                 Recitals
2008 Notes                                                     Preamble
Agreement                                                      Preamble
Closing                                                        2.1(c)
Closing Date                                                   2.1(c)
Company                                                        Preamble
Company Disclosure Schedule                                    III
Company Financial Statements                                   3.5(b)
Company SEC Reports                                            3.5(a)
Exchange Agent                                                 2.1
Repurchased Notes                                              2.1
Investor                                                       Preamble
Measurement Date                                               III
----------------------------------------------------------------------------

        1.2. INTERPRETATION. (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Unless the context otherwise requires, (i) "or" is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) unless otherwise defined herein, terms used herein which are defined in GAAP have the meanings ascribed to them therein. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law. The Company Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in any Schedule or Exhibit hereto as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, have a Company Material Adverse Effect.

                (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

                                II. REPURCHASE

        2.1. REPURCHASE OF 2008 NOTES. (a) On the terms and subject to the conditions of this Agreement, at the Closing, the Investor shall be deemed to have transferred and delivered, and shall promptly thereafter cause to be transferred and delivered, to the Company or its duly authorized agent (the "EXCHANGE AGENT"), the aggregate principal amount of 2008 Notes, including interest accrued but unpaid or deferred interest thereon, as set forth opposite the Investor's name on EXHIBIT A (the "REPURCHASED NOTES"). In consideration of such deemed and actual transfer and delivery, at the Closing, the Company shall pay the Investor an aggregate of $1,754,000 in cash. Effective immediately as of the Closing, the Repurchased Notes shall no longer represent evidence of indebtedness under the 2008 Indenture or otherwise but shall instead represent only the right to receive the cash consideration as set for in this Section 2.1(a).

                (b) If the outstanding principal of any 2008 Note is greater than the principal portion of such 2008 Note being repurchased pursuant to Section 2.1(a), the Company shall, as soon as practicable, and in no event later than five business days after receipt of such 2008 Note, and at its own expense, issue and deliver to the Investor a new 2008 Note representing the outstanding principal not repurchased under Section 2.1(a).

                (c) On the terms and subject to the conditions of this Agreement, the closing of the Transactions (the "CLOSING") will take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York at 10:00 a.m., New York City time on the date hereof, as soon as practicable following satisfaction or waiver of the conditions set forth in Article VI hereof (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied or waived at or immediately prior to the Closing, but subject to the satisfaction or, where permitted, the waiver of those conditions), or at such other date, time or place as the Company and the Investor may agree. The date on which the Closing occurs is referred to as the "CLOSING DATE."

        2.2. ENCUMBRANCES; TRANSFER. Prior to the Closing, the Investor shall not (a) encumber the Repurchased Notes with any Encumbrance, (b) permit such Repurchased Notes to be encumbered with any Encumbrance or (c) sell, transfer or otherwise dispose of any such Repurchased Notes.

              III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  Except as disclosed in (x) the Company SEC Reports filed prior to the close of business on December 20, 2006 (the "MEASUREMENT DATE"), but excluding any risk factor disclosure contained in any such Company SEC Reports under the heading "Risk Factors" or "Cautionary Statement Regarding Forward Looking Statements" or otherwise or (y) the disclosure schedule (the "COMPANY DISCLOSURE SCHEDULE") delivered by the Company to the Investor in connection with the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III), the Company hereby represents and warrants to the Investor as follows:

        3.1. DUE ORGANIZATION, GOOD STANDING AND CORPORATE POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted. Each of the Company's Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing or has equivalent status under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing or has equivalent status in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing or to have equivalent status would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        3.2. AUTHORIZATION AND VALIDITY OF AGREEMENT. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, have been duly authorized and approved by its board of directors (acting upon the unanimous written consent of the Special Committee) and no other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Agreement or the consummation of the
Transactions. This Agreement has been duly executed and delivered by the Company, and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

        3.3. CONSENTS AND APPROVALS; NO VIOLATIONS. Assuming (a) the applicable requirements of the Securities Act and state securities or "blue sky" laws and the Exchange Act are met and (b) the required notices to the NYSE related to the Transactions are delivered, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, do not and will not (i) violate or conflict with any provision of its certificate of incorporation or bylaws or the comparable governing documents of any of its Subsidiaries, (ii) violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets may be bound, (iii) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Entity, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries may be bound, excluding in the case of clauses (iii) and (iv) above, conflicts, violations, breaches, defaults, rights of termination, cancellations, accelerations, increases, losses, creations and impositions of Encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        3.4. ABSENCE OF CERTAIN EVENTS. Except as required or expressly permitted by this Agreement or as reflected in the Company Financial Statements filed on or prior to the Measurement Date, since July 1, 2006, there has not occurred any event, occurrence or condition which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        3.5.    COMPANY SEC REPORTS; FINANCIAL STATEMENTS.

                (a) Each of the Company and its Subsidiaries has timely filed with the SEC all registration statements, prospectuses, reports, schedules, forms, proxy statements, certifications and other documents (including exhibits and all other information incorporated by reference therein) required to be filed by the Company since June 28, 2003 (the "COMPANY SEC REPORTS"). The Company SEC Reports (i) were prepared and will be prepared (when filed after the date of this Agreement) in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed and will not, when filed after the date of this Agreement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequent Company SEC Report filed with the SEC prior to the date of this Agreement. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act by Law or Contract.

                (b) Each of the consolidated financial statements of the Company (including, in each case, any notes thereto) contained in the Company SEC Reports (the "COMPANY FINANCIAL STATEMENTS") was prepared and will be prepared (when filed after the date of this Agreement) in accordance with GAAP (except as may be indicated in the notes thereto) and presented fairly and will present fairly (when filed after the date of this Agreement) in all material respects the consolidated financial position and consolidated results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of unaudited statements, to normal year end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience.

        3.6. BROKER'S OR FINDER'S FEE. No Person acting on behalf of the Company or any of its Subsidiaries is, or will be, entitled to any investment banking, broker's, finder's or similar fee for which the Company, the Investor or any of their respective Affiliates after the Closing could have any liabilities in connection with this Agreement or any of the Transactions.

        3.7. STATE TAKEOVER LAWS. The Company's certificate of incorporation contains a provision expressly electing that the Company not be governed by
Section 203 of the DGCL and the Company shall not amend its certificate of incorporation to amend or remove such election. No applicable "takeover" or "interested stockholder" Law is applicable to this Agreement and the Transactions.

              IV. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

        The Investor hereby represents and warrants to the Company as follows:

        4.1. DUE ORGANIZATION, GOOD STANDING AND CORPORATE POWER. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite power and authority to own, lease and operate its properties and to conduct its business as now being conducted.

        4.2. AUTHORIZATION AND VALIDITY OF AGREEMENT. The Investor has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Investor, and the consummation by the Investor of the Transactions, have been duly authorized and approved by all necessary action on the part of the Investor and no other action on the part of the Investor is necessary to authorize the execution and delivery of this Agreement or the consummation of the Transactions. This Agreement has been duly executed and delivered by the Investor and is a valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

        4.3. CONSENTS AND APPROVALS; NO VIOLATIONS. Assuming (a) the applicable requirements of the Securities Act and state securities or "blue sky" laws and the Exchange Act are met and (b) the required notices to the NYSE related to the Transactions are delivered, the execution and delivery of this Agreement by the Investor and the consummation by the Investor of the

Transactions, do not and will not (i) violate or conflict with any provision of its certificate of incorporation, bylaws or other comparable governing documents, as the case may be, (ii) violate or conflict with any Law or Order applicable to the Investor or by which any of their respective properties or assets may be bound, (iii) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Entity, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Encumbrance upon any of the properties or assets of the Investor, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which the Investor is a party, or by which the Investor may be bound, excluding in the case of clauses
(iii) and (iv) above, conflicts, violations, breaches, defaults, rights of termination, cancellations, accelerations, increases, losses, creations and impositions of Encumbrances which would not, individually or in the aggregate, reasonably be expected to have an Investor Material Adverse Effect.

        4.4. THE 2008 NOTES. The Investor is the record and beneficial owner of, and has good and marketable title to, the 2008 Notes set forth opposite its name on EXHIBIT A hereto, free and clear of any Encumbrances (other than Encumbrances created pursuant to the terms of this Agreement or arising under federal or state securities Laws).

        4.5. BROKER'S OR FINDER'S FEE. No Person acting on behalf of the Investor is, or will be, entitled to any investment banking, broker's, finder's or similar fee for which the Company or any of its Affiliates after the Closing could have any liabilities in connection with this Agreement or any of the Transactions.

                                 V. COVENANTS

        5.1. EFFORTS TO CLOSE. The Company on the one hand, and the Investor on the other, will use its reasonable best efforts to cause all of the conditions, as specified in Article VI, to the obligations of the other party to consummate the Transactions to be met as soon as practicable after the date of this Agreement.

        5.2. FEES AND EXPENSES. (a) The Investor will bear all of the fees and expenses of the Investor and its Affiliates in connection with the Transactions and (b) the Company will bear all of the fees and expenses of the Company and its Affiliates in connection with the Transactions.

                        VI. CONDITIONS TO THE CLOSINGS

        6.1. CONDITIONS TO THE CLOSING. The respective obligations of the Company and the Investor to effect the Transactions are subject to the satisfaction or waiver of the following conditions:

                (a) no preliminary or permanent injunction or other Order shall have been issued that would make unlawful the consummation of the Transactions, and consummation of the Transactions shall not be prohibited or made illegal by any Law; and

                (b) all other Authorizations of or filings with any Governmental Entity required in connection with the consummation of the Transactions shall have been made or obtained, except where the failure to make or obtain such Authorizations or filings would not, individually or in the aggregate, have a Company Material Adverse Effect or an Investor Material Adverse Effect.

        6.2. CONDITIONS TO THE OBLIGATIONS OF THE INVESTOR. The obligation of the Investor to effect the Transactions are subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of the Investor and may be waived by the Investor):

                (a) all covenants of the Company under this Agreement to be performed by the Company on or before the Closing shall have been duly performed by the Company in all material respects; and

                (b) the representations and warranties of the Company in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materially or material adverse effect qualifications) shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing with the same effect as though made as of the Closing, except where the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not, individually or in the aggregate, have a Company Material Adverse Effect.

        6.3. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Transactions is subject to the satisfaction of each of the following conditions (each of which is for the exclusive benefit of the Company and may be waived by the Company):

                (a) all covenants of the Investor under this Agreement to be performed on or before the Closing Date shall have been duly performed by the Investor in all material respects; and

                (b) the representations and warranties of the Investor in this Agreement (which for purposes of this paragraph shall be read as though none of them contained any materiality or material adverse effect qualifications) shall have been true and correct on the date of this Agreement and shall be true and correct as of the Closing with the same effect as though made as of the Closing, except where the failure of such representations and warranties to be true and correct in all respects as of the applicable time would not, individually or in the aggregate, have an Investor Material Adverse Effect.

                       VII. TERMINATION AND ABANDONMENT

        7.1. TERMINATION. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated at any time prior to the Closing by mutual written consent of the Company, on the one hand, and the Investor on the other.

                              VIII. MISCELLANEOUS

        8.1. NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. None of the representations, warranties or covenants in this Agreement will survive the Closing.

        8.2. AMENDMENT AND MODIFICATION. Subject to applicable Law, this Agreement may be amended, modified, or supplemented only by the written agreement of the parties hereto before the Closing.

        8.3. WAIVER OF COMPLIANCE. Except as otherwise provided in this Agreement, the failure by any Person to comply with any obligation, covenant, agreement or condition may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of this Agreement will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part of this Agreement or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of any provisions of this Agreement will be held to be a waiver of any other or subsequent breach.

        8.4. NOTICES. All notices required or permitted pursuant to this Agreement will be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a party may provide by notice to the other:

        If to the Investor:

               c/o 555 Madison Avenue, 16th Floor
               New York, New York 10022
               Attention:  Philip A. Falcone
               Facsimile:  (212) 508  3721

        With a copy to:

               Paul, Weiss, Rifkind, Wharton & Garrison LLP
               1285 Avenue of the Americas
               New York, New York 10019 6064
               Attention:  Bruce A. Gutenplan
                           Robert B. Schumer
               Facsimile:  (212) 757 3990

               and:

               One Riverchase Parkway South
               Birmingham, Alabama  35244
               Attention:  General Counsel
               Facsimile:  (205) 987 5505

        If to the Company:

                Salton, Inc.
                1955 W. Field Court
                Lake Forest, Illinois  60045
                Attention:  Facsimile:  (847) 803 1186

        With a copy to:

                Sonnenschein Nath & Rosenthal LLP
                7800 Sears Tower, 233 South Wacker Drive
                Chicago, IL  60606 6404
                Attention:  Neal Aizenstein
                Facsimile:  312.876.7934

        8.5. THIRD PARTY BENEFICIARIES. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        8.6. SUCCESSORS AND ASSIGNS. This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. Neither the Company nor the Investor may assign this Agreement or any of their rights or liabilities thereunder without the prior written consent of the other parties hereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the party making the assignment from any liability under such agreements.

        8.7. SEVERABILITY. The illegality or partial illegality of any of this Agreement, or any provision hereof, will not affect the validity of the remainder of this Agreement, or any provision hereof, and the illegality or partial illegality of this Agreement will not affect the validity of this Agreement in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes this Agreement to no longer contain all of the material provisions reasonably expected by the parties to be contained herein.

        8.8. GOVERNING LAW. This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to Contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

        8.9. SUBMISSION TO JURISDICTION; WAIVERS. The Investor and the Company irrevocably agree that any Action with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns shall be brought and determined in the Court of Chancery or other courts of the State of Delaware located in the State of Delaware, and the Investor and the Company hereby irrevocably submit and consent with regard to any such Action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. The Investor and the Company hereby irrevocably waive, and agree not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that
(i) Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

        8.10. SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

        8.11. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

        8.12. ENTIRE AGREEMENT. This Agreement (including the documents and the instruments referred to in this Agreement) and the Confidentiality Agreement constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

        8.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.

                IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                 SALTON, INC.


                                 By: /s/ Marc Levenstein
                                     -----------------------
                                     Name:  Marc Levenstein
                                     Title:



                                 HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                 By:  Harbinger Capital Partners Offshore
                                      Manager, L.L.C.,
                                      Its Investment Manager


                                      By: /s/ Philip A. Falcone
                                          -------------------------
                                          Name:  Philip A. Falcone
                                          Title: Senior Managing Director

                                                                      EXHIBIT A
                                                                      ---------



                               REPURCHASED NOTES


                              AGGREGATE PRINCIPAL       ACCRUED INTEREST (AS OF
INVESTOR                         AMOUNT OF NOTES           DECEMBER 28, 2006)
--------                      -------------------       -----------------------
Harbinger Capital Partners         $1,711,000                   $43,000
Master Fund I, Ltd.

                                                                      EXHIBIT L



===============================================================================





                         REGISTRATION RIGHTS AGREEMENT


                                  BY AND AMONG


                                  SALTON, INC.

                                      AND

                 HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                    ______________________________________

                         DATED AS OF DECEMBER 28, 2006

                    ______________________________________






===============================================================================

                               TABLE OF CONTENTS

                                                                           Page


1.       REGISTRATION RIGHTS..................................................1
         1.1      DEFINITIONS.................................................1
         1.2      REQUEST FOR REGISTRATION....................................3
         1.3      COMPANY REGISTRATION........................................4
         1.4      FORM S-3 REGISTRATION.......................................5
         1.5      OBLIGATIONS OF THE COMPANY..................................7
         1.6      REGISTRATION IN CONNECTION WITH HEDGING TRANSACTIONS.......11
         1.7      FURNISH INFORMATION; LIMITATION OF OBLIGATIONS.............11
         1.8      EXPENSES OF REGISTRATIONS..................................11
         1.9      INDEMNIFICATION............................................12
         1.10     RULE 144 REPORTING.........................................14
         1.11     ASSIGNMENT OF REGISTRATION RIGHTS..........................15
         1.12     LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS..............15
         1.13     ADDITIONAL RESTRICTIONS....................................15
         1.14     CONFIDENTIAL INFORMATION...................................15
         1.15     TERMINATION OF REGISTRATION RIGHTS.........................16

2.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY.......................16

3.       MISCELLANEOUS.......................................................17
         3.1      SUCCESSORS AND ASSIGNS.....................................17
         3.2      GOVERNING LAW..............................................17
         3.3      COUNTERPARTS...............................................17
         3.4      NOTICES....................................................17
         3.5      ATTORNEYS' FEES............................................17
         3.6      AMENDMENTS AND WAIVERS.....................................17
         3.7      OTHER AGREEMENTS...........................................18
         3.8      SPECIFIC PERFORMANCE.......................................18
         3.9      SEVERABILITY...............................................18
         3.10     RULES OF CONSTRUCTION......................................18
         3.11     ENTIRE AGREEMENT...........................................19


EXHIBITS

Exhibit A - Shares of Common Stock
Exhibit B - Addresses for Notice

                         REGISTRATION RIGHTS AGREEMENT

                THIS REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT") is made and entered into as of December 28 2006 by and between Salton, Inc., a Delaware corporation (the "COMPANY") and Harbinger Capital Partners Master Fund I, Ltd., a company organized under the laws of the Cayman Islands (the "INVESTOR").

                WHEREAS, pursuant to the Stock Purchase Agreement, dated as of December 28, 2006 (as the same may be amended, modified and supplemented from time to time prior to the date hereof, the "STOCK PURCHASE AGREEMENT"), by and among the Company and the Investor, the Investor has agreed with the Company to purchase shares of Common Stock (as hereinafter defined); and

                WHEREAS, after giving effect to the transactions contemplated by the Stock Purchase Agreement, the Investor will own the number of shares of Common Stock (as hereinafter defined) set forth opposite the Investor's name on EXHIBIT A hereto.

                NOW, THEREFORE, in consideration of the foregoing, the mutual promises set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.      REGISTRATION RIGHTS.

1.1     DEFINITIONS.

        For purposes of this Agreement:

        (a) "COMMON STOCK" means the common stock, $0.01 par value per share, of the Company.

        (b) "DISCLOSURE PACKAGE" means (i) the preliminary prospectus, (ii) each Free Writing Prospectus and (iii) all other information that is deemed, under Rule 159 under the Securities Act, to have been conveyed to purchasers of securities at the time of sale (including, without limitation, a contract of sale).

        (c) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

        (d) "FORM S-3" means such form under the Securities Act as in effect on the date hereof or any successor form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

        (e) "FREE WRITING PROSPECTUS" means any "free writing prospectus," as defined in Rule 405 of the Securities Act.

        (f)     "HEDGING  COUNTERPARTY" means a broker-dealer  registered under
Section 15(b) of the Exchange Act or an affiliate thereof or any other financial institution or third party.

        (g) "HEDGING TRANSACTION" means any transaction involving a security linked to the Registrable Class Securities or any security that would be deemed to be a "derivative security" (as defined in Rule 16a-1(c) under the Exchange Act) with respect to the Registrable Class Securities or any transaction (even if not a security) which would (were it a security) be considered such a derivative security, or which transfers some or all of the economic risk of ownership of the Registrable Class Securities, including, without limitation, any forward contract, equity swap, put or call, put or call equivalent position, collar, non-recourse loan, sale of exchangeable security or similar transaction. For the avoidance of doubt, the following transactions shall be deemed to be Hedging Transactions:

                (i) transactions by a Holder in which a Hedging Counterparty engages in short sales of Registrable Class Securities pursuant to a prospectus and may use Registrable Securities to close out its short position;

                (ii) transactions pursuant to which a Holder sells short Registrable Class Securities pursuant to a prospectus and delivers Registrable Securities to close out its short position; and

                (iii) transactions by a Holder in which the Holder delivers, in a transaction exempt from registration under the Securities Act, Registrable Securities to the Hedging Counterparty who will then publicly resell or otherwise transfer such Registrable Securities pursuant to a prospectus or an exemption from registration under the Securities Act.

        (h) "HOLDER" means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.11 hereof.

        (i) "LAW" means any statute, law, ordinance, rule or regulation of any governmental entity.

        (j) "PUBLIC SALE" means any sale of Registrable Securities to the public pursuant to a public offering registered under the Securities Act or to the public through a broker or market-maker pursuant to the provisions of Rule 144 (or any successor rule) adopted under the Securities Act or any other public offering not required to be registered under the Securities Act.

        (k) "REGISTER," "REGISTERED" and "REGISTRATION" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

        (l) "REGISTRABLE CLASS SECURITIES" means securities of the Company that are of the same class and series as the Registrable Securities.

        (m) "REGISTRABLE SECURITIES" means (i) the Common Stock owned by Holders on the date hereof; (ii) any shares of Common Stock acquired after the date hereof by any of the Holders and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) or (ii) above; PROVIDED, that Registrable Securities shall not include shares of Common Stock previously (A) sold in a Public Sale, or (B) sold in a transaction in which the transferor's rights hereunder are not assigned in accordance with
Section 1.11 hereof.

        (n) The number of shares of "REGISTRABLE SECURITIES THEN OUTSTANDING" shall be determined by the number of shares of Common Stock outstanding which are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable Securities.

        (o)     The term "SEC" means the Securities and Exchange Commission.

        (p)     "SECURITIES ACT" means the Securities Act of 1933, as amended.

1.2     REQUEST FOR REGISTRATION.

        (a) If at any time after March 22, 2007 the Company shall receive a written request from the Holders of at least a majority of the Registrable Securities then outstanding (the "INITIATING HOLDERS") that the Company file a registration statement under the Securities Act covering the registration of at least 25% of the Registrable Securities then outstanding, or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5.0 million, then the Company shall:

                (i) within ten (10) days of the receipt thereof, give written notice of such request to all Holders; and

                (ii) use commercially reasonable efforts to effect promptly, the registration under the Securities Act of all Registrable Securities which the Holders request to be registered, subject to the limitations of subsection 1.2(b), in a written request received by the Company within fifteen (15) days of the making of the notice pursuant to Section 1.2(a)(i).

        (b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to subsection 1.2(a) and the Company shall include such information in the written notice referred to in subsection 1.2(a). The underwriter or underwriters will be selected by the Company, subject to the approval of a majority in interest of the Initiating Holders. In such event, the right of any Holder to include Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in subsection 1.5(i)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 1.2, if the managing underwriter advises the Company and the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated first among all Holders thereof, including the Initiating Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Holder at the time of the filing of the registration statement; PROVIDED, HOWEVER, that the number of shares of Registrable Securities held by Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

        (c) Notwithstanding the foregoing, if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2, a certificate signed by the Company's chief executive officer or the chairman of the board of directors of the Company (the "BOARD") stating that in the good faith judgment of the Board, as evidenced by a resolution by the Board, it would be seriously detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer taking action with respect to such filing for a period of not more than sixty (60) days after receipt of the request of the Initiating Holders; PROVIDED, that the Company may not utilize this right more than once in any twelve month period; PROVIDED FURTHER, that this right is cumulative to the right under Section 1.4(b)(iii) such that the Company may only defer the filing of a registration statement under Section 1.2(c) or Section 1.4(b)(iii) once in any twelve-month period.

        (d) In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 1.2:

                (i) After the Company has effected one (1) registration pursuant to this Section 1.2 and such registration statement has been declared or ordered effective and has remained effective for a period of at least 180 days; PROVIDED, that if such request pursuant to this Section 1.2 is subsequently withdrawn by the requester in writing, it shall not be counted against the limitation of requests set forth in this Section 1.2(d)(i);

                (ii) If the Company has effected a registration pursuant to this Section 1.2 within the preceding six (6) months, and such registration has been declared or ordered effective; or

                (iii) If the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 1.4 below.

1.3     COMPANY REGISTRATION.

        (a) If (but without any obligation to do so) the Company proposes to register any of its capital stock under the Securities Act for its own account or the account of any of its stockholders with registration rights (other than in connection with a registration effected solely to implement an employee benefit plan or arrangement or a business combination transaction or any other similar transaction for which a registration statement on Form S-4 under the Securities Act or any comparable successor form is applicable), the

Company will promptly give written notice thereof to the Holders of Registrable Securities at least twenty (20) days prior to the filing of such registration statement, or such lesser time that is reasonable taking into account the Company's contractual obligation to file such registration statement. Upon the written request of each Holder given within fifteen (15) days after the giving of such notice by the Company, the Company shall, subject to the provisions of this Section 1.3, cause to be registered under the Securities Act in such registration statement all of the Registrable Securities that each such Holder has requested to be registered.

        (b) In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under this Section 1.3 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. Regardless of any other provision of this Section 1.3, if the underwriter advises the Company that marketing factors require a reduction in the number of shares to be underwritten, then the number of shares of Registrable Securities that may be included in the underwriting shall be allocated first, to the Company and the Person or Persons requesting such registration (if other than the Company) shall be entitled to participate in accordance with the relative priorities, if any, as shall exist among them; and then second, all other holders of securities having the right to include such securities in such registration (including the Holders of the Registrable Securities) shall be entitled to participate pro rata based on the number of shares requested to be sold by such Holders. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section
1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The registration expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.8 hereof.

1.4     FORM S-3 REGISTRATION.

        Notwithstanding anything in Section 1.2 or Section 1.3 to the contrary, if at any time after March 22, 2007, in case the Company shall receive from any Holders of Registrable Securities then outstanding a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, and the Company is then eligible to use Form S-3 for the resale of Registrable Securities, the Company will: (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

        (b) promptly effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; PROVIDED, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 1.4:

                (i) if Form S-3 is not available for such offering by the Holders;

                (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $2.5 million;

                (iii) if the Company shall furnish to the Holders a certificate signed by the Company's chief executive officer or chairman of the Board stating that in the good faith judgment of the Board as evidenced by a resolution by the Board, it would be seriously detrimental to the Company and its stockholders for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than sixty (60) days after receipt of the request of the Holder or Holders under this Section 1.4; PROVIDED, that the Company shall not utilize this right more than once in any twelve-month period; PROVIDED FURTHER, that this right is cumulative to the right under Section 1.2(c) such that the Company may only defer the filing of a registration statement under Section 1.2(c) or Section 1.4(b)(iii) once in any twelve-month period;

                (iv) if the Company has, within the six (6) month period preceding the date of such request, already effected one (1) registration on Form S-3 for the Holders pursuant to this Section 1.3, PROVIDED, THAT any such registration shall be deemed to have been "effected" if the registration statement relating thereto (A) has become or been declared or ordered effective under the Securities Act, and any of the Registrable Securities of the Initiating Holder(s) included in such registration have actually been sold thereunder and (B) has remained effective for a period of at least 180 days; or

                (v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

        (c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered promptly after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.4 shall not be counted as requests for registration effected pursuant to Section 1.2 or
Section 1.3 respectively.

        (d) If the Holders intend to distribute the Registrable Securities covered by their request under this Section 1.4 by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.4 and the Company shall include such information in the written notice referred to in subsection 1.4(a). The underwriter or underwriters will be selected by the Company, subject to the approval of a majority in interest of the Holders participating in such registration. In such event, the right of any Holder to include Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Holders participating in the registration and the Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in subsection 1.5(i)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 1.4, if the managing underwriter advises the Company and the Holders participating in such underwriting in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated first among all Holders thereof, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Holder at the time of the filing of the registration statement; provided, however, that the number of shares of Registrable Securities held by Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

1.5     OBLIGATIONS OF THE COMPANY.

        Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

        (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for 180 days or, if earlier, until the distribution contemplated in the registration statement has been completed; PROVIDED, that, in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such 180-day period shall be extended, if necessary, to keep the registration statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for sales of such Registrable Securities, and to ensure that it conforms with the requirements of this Agreement, the Securities Act and the policies, rules and regulations of the SEC as announced from time to time, until the earlier of when (i) the Holders have sold all of such Registrable Securities and (ii) the Holders may sell all of such Registrable Securities on a single day pursuant to Rule 144(k) promulgated under the Securities Act as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected Holders..

        (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement PROVIDED that before filing a registration statement, or any amendments or supplements thereto, the Company will furnish to counsel selected by the Holders of the Registrable Securities covered by such registration statement to represent such Holders, copies of all documents proposed to be filed, which documents (other than the documents incorporated by reference therein) will be subject to the review of such counsel.

        (c) Furnish to the Holders and any Hedging Counterparty, if any, such numbers of copies of such registration statement, the prospectus included in such registration statement (including each preliminary prospectus, summary prospectus and Free Writing Prospectus), and of each amendment and supplement thereto (in each case including all exhibits filed therewith, including any documents incorporated by reference), in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the public sale or other disposition of Registrable Securities owned by such Holder or Hedging Counterparty.

        (d) Register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holders to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Holder; provided, that the Company shall not be required in connection therewith or as a condition thereto (i) to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, (ii) subject itself to taxation in any jurisdiction or (iii) in the case of a registration pursuant to Section 1.3, register or qualify such Holder's Registrable Securities in any jurisdiction where shares to be sold by the Company or any other Person initiating such registration are not to be registered or qualified.

        (e) Notify each Holder of Registrable Securities covered by such registration statement and any Hedging Counterparty, if applicable, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the Company's becoming aware that the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such Holder or Hedging Counterparty, prepare and furnish to such Holder and Hedging Counterparty a reasonable number of copies of an amended or supplemental prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such amended or supplemental prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

        (f) Cause all such Registrable Securities registered pursuant to this Agreement to be listed on any securities exchange on which any shares of the Common Stock are then listed.

        (g) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

        (h) Enter into and perform its obligations under such customary agreements (including an underwriting agreement in customary form), which may include indemnification provisions in favor of underwriters and other persons in addition to, or in substitution for the provisions of Section 1.9 hereof, and take such other actions as sellers of a majority of shares of such Registrable Securities, a Hedging Counterparty, if any, or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities or any Registrable Class Securities in connection with any Hedging Transaction.

        (i) Make available for inspection by any seller of such Registrable Securities covered by such registration statement, by any underwriter participating in any disposition to be effected pursuant to such registration statement, by any Hedging Counterparty, and by any attorney, accountant or other agent retained by any such seller, any such underwriter, or any such Hedging Counterparty all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, Hedging Counterparty, attorney, accountant or agent in connection with such registration statement.

        (j) Obtain for delivery to the Holders of Registrable Securities being registered and to the underwriter or agent, and, in connection with a Hedging Transaction, to any Hedging Counterparty, an opinion or opinions from counsel for the Company in customary form and in form, substance and scope reasonably satisfactory to such Holders, underwriters or agents and their counsel.

        (k) Use commercially reasonable efforts to prevent the issuance of any stop order suspending the effectiveness of the registration statement or of any order preventing or suspending the use of any preliminary prospectus relating to such registration statement, and, if any such order is issued, to obtain the withdrawal of any such order at the earliest possible moment.

        (l) Respond promptly to any comments received from the SEC and request acceleration of effectiveness promptly after it learns that the Commission will not review the registration statement or after it has satisfied comments received from the SEC.

        (m) Promptly notify the Holders of Registrable Securities to be sold and confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to a registration statement or any post-effective amendment, when the same has become effective, (ii) of the receipt of any comments from the SEC,
(iii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a registration statement or related prospectus, (iv) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a registration statement, or of any order preventing or suspending the use of any preliminary prospectus relating to such registration statement, or the initiation of any proceedings for such purpose(s), (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the discovery of any event that makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in a registration statement, prospectus or any such document so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made, and, in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (vii) of the Company's reasonable determination that a post-effective amendment to a registration statement would be appropriate. In the event a registration statement is interfered with by any event of the kind described in clauses (iv) through (vii) of the first sentence of this Section 1.5(m) for more than twenty
(20) days,  such  registration  shall not be deemed  "effected" for purposes of
Section 1.2(d) or Section 1.4(b).

        (n) If requested by the managing underwriter or agent or any Holder of Registrable Securities covered by the registration statement, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or agent or such Holder reasonably requests to be included therein, including, without limitation, with respect to the number of Registrable Securities being sold by such Holder to such underwriter or agent, the purchase price being paid therefor by such underwriter or agent and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after being notified of the matters incorporated in such prospectus supplement or post-effective amendment.

        (o) Cooperate with the Holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or agent, if any, or such Holders may request.

        (p) Cooperate with each seller of Registrable Securities, any Hedging Counterparty, and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the NASD.

        (q) With respect to each Free Writing Prospectus or other materials to be included in the Disclosure Package, ensure that no Registrable Securities be sold "by means of" (as defined in Rule 159A(b) under the Securities Act) such Free Writing Prospectus or other materials without the prior written consent of the Holders of the Registrable Securities covered by such registration statement, which Free Writing Prospectuses or other materials shall be subject to the review of counsel to such Holders.

        (r) Make all required filings of all Free Writing Prospectuses with the Commission.

        Each Holder shall be deemed to have agreed by acquisition of the Registrable Securities that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in clauses (iv) through (vii) of subsection (m) of this section 1.5, such Holder will forthwith discontinue its disposition of the Registrable Securities pursuant to the Registration Statement relating thereto until Holder's receipt of the copies of the supplemented or amended prospectus contemplated by subsection (e) of this section 1.5 and, if so directed by the Company, will deliver to the Company all copies, other than permanent file copies, then in Holder's possession of the prospectus relating to the Registrable Securities current at the time of receipt of such notice.

1.6     REGISTRATION IN CONNECTION WITH HEDGING TRANSACTIONS.

        (a) The Company acknowledges that from time to time a Holder may seek to enter into one or more Hedging Transactions with a Hedging Counterparty. Notwithstanding anything to the contrary provided herein, the Company agrees that, in connection with any proposed Hedging Transaction, if, in the reasonable judgment of counsel to the Holder (after good faith consultation with counsel to the Company), it is necessary or desirable to register under the Securities Act such Hedging Transaction or sales or transfers (whether short or long) of Registrable Class Securities in connection therewith, then the Company shall use its commercially reasonable efforts to take such actions (which may include among other things, the filing of a post-effective amendment to any shelf registration statement to include additional or changed information that is material or is otherwise required to be disclosed, including, without limitation, a description of such Hedging Transaction, the name of the Hedging Counterparty, identification of the Hedging Counterparty or its affiliates as underwriters or potential underwriters, if applicable, or any change to the plan of distribution) as may reasonably be required to register such Hedging Transactions or sales or transfers of Registrable Class Securities in connection therewith under the Securities Act in a manner consistent with the rights and obligations of the Company hereunder with respect to the registration of Registrable Securities.

        (b) The Company agrees to include in each prospectus supplement filed in connection with any proposed Hedging Transaction language mutually agreed upon by the Company, the Holder and the Hedging Counterparty describing such Hedging Transaction.

        (c) Any information regarding the Hedging Transaction included in a registration statement or prospectus pursuant to this Section 1.6 shall be deemed to be information provided by the Holder selling Registrable Securities pursuant to such registration statement or prospectus for purposes of Section
1.5 of this Agreement.

        (d) If in connection with a Hedging Transaction a Hedging Counterparty or any affiliate thereof is (or may be considered) an underwriter or selling securityholder, then it shall be required to provide customary indemnities to the Company regarding itself, the plan of distribution and like matters.

1.7     FURNISH INFORMATION; LIMITATION OF OBLIGATIONS.

        It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement with respect to the Registrable Securities of any selling Holder as to which a registration is being effected to furnish, and such Holder shall furnish, to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of such Holder's Registrable Securities.

1.8     EXPENSES OF REGISTRATIONS.

        All expenses other than underwriting discounts and commissions incurred in connection with registrations pursuant to this Section 1, including without limitation all registration, filing and qualification fees, printers' and accounting fees and reasonable fees and disbursements of counsel for the

Company and one counsel for the participating Holders, shall be borne by the Company; PROVIDED, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 1.2 or
Section 1.4 as applicable, if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear all such expenses incurred), unless, in the case of a registration requested under Section 1.2, the Holders of a majority of the Registrable Securities agree to forfeit one demand registration pursuant to Section 1.2.

1.9     INDEMNIFICATION.

        (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities Act) for such Holder, their respective affiliates and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the partners, officers, directors members, representatives, agents and employees of each Holder, and each such person (collectively, the "HOLDER INDEMNIFIED PARTIES"), against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "VIOLATION") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including without limitation any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading,
(iii) any untrue statement or alleged untrue statement of a material fact contained in the Disclosure Package or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or (iv) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will reimburse each such Holder Indemnified Party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, that the indemnity agreement contained in this
Section 1.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the written consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case to any Holder Indemnified Party for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished by such Holder Indemnified Party under an instrument duly executed by any such Holder Indemnified Party expressly for use in connection with such registration by such Holder; PROVIDED FURTHER, that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Holder Indemnified Party from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if a copy of the prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Holder Indemnified Party to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability. For purposes of the last proviso to the immediately preceding sentence, the term "prospectus" shall not be deemed to include the documents, if any, incorporated therein by reference, and no person who participates as an underwriter in the offering or sale of Registrable Securities or any other person, if any, who controls such underwriter within the meaning of the Securities Act, shall be obligated to send or give any supplement or amendment to any document incorporated by reference in any preliminary prospectus or the final prospectus to any person other than a person to whom such underwriter had delivered such incorporated document or documents in response to a written request therefor. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such party and shall survive the transfer of such securities.

        (b) To the extent permitted by law, each Holder shall, if shares held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, each underwriter and each other stockholder selling securities under such registration statement against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder expressly for use in connection with such registration; and each Holder shall reimburse any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 1.9(b), in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such violation; PROVIDED, that the indemnity agreement contained in this Section 1.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the written consent of such Holder, which consent shall not be unreasonably withheld; PROVIDED FURTHER, that the liability of each Holder under this Section 1.9(b) shall be limited to an amount equal to the net proceeds actually received and retained by such Holder in the registered public offering out of which such liability arises, unless such liability arises out of or is based on willful misconduct by such Holder.

        (c)     Promptly  after  receipt  by an  indemnified  party  under this
Section 1.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; PROVIDED, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section
1.9 to the extent so prejudiced, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.9.

        (d) If the indemnification provided for in this Section 1.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; PROVIDED, that in no event shall any contribution by a Holder that is a selling party under this Section 1.9(d) exceed the net proceeds from the offering received by such Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

        (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

        (f)     The  obligations  of the Company and Holders under this Section
1.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1 and otherwise.

1.10    RULE 144 REPORTING.

        With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC which may permit the sale of the Registrable Securities to the public without registration or pursuant to a registration on Form S-3, the Company agrees to use commercially reasonable efforts to:

        (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Securities Act;

        (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and

        (c) so long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon written request: (i) a written statement by the Company as to its compliance with the reporting requirements of SEC Rule 144 and the Exchange Act; (ii) a copy of the most recent annual or quarterly report of the Company; and (iii) such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

1.11    ASSIGNMENT OF REGISTRATION RIGHTS.

        A Holder may assign any or all of its rights hereunder (but only with all related obligations) to any person or entity to whom the Holder may transfer or assign its Common Stock; PROVIDED, THAT: (i) the Company is, within ten (10) days after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (iii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act.

1.12    LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS.

        The Company shall not, without the prior written consent of the Holders of at least a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would grant to such holder or prospective holder registration rights superior to or, except with respect to piggyback or incidental registration rights, on parity with those granted under this Section 1.

1.13    ADDITIONAL RESTRICTIONS.

        So long as this Agreement is in effect, each of the Holders of Registrable Securities agrees that during the 90-day period following the date any Registration Statement (which such Holder had the opportunity to participate in under Section 1.2) with respect to an underwritten public offering of equity securities of the Company becomes effective, such Holder will not effect any sale or distribution of equity securities of the Company or any other security of the Company convertible, exchangeable or exercisable (directly or indirectly) for or into equity securities of the Company (other than pursuant to such Registration Statement) including, without limitation, pursuant to Rule 144 or in a transaction which would require registration under the Securities Act, unless the managing underwriter of such public offering otherwise agrees in writing.

1.14    CONFIDENTIAL INFORMATION.

        Each Holder of Registrable Securities agrees that any information obtained pursuant to this Agreement which the Company identifies to be proprietary to the Company or otherwise confidential will not be disclosed without the prior written consent of the Company. Notwithstanding the foregoing, each Holder of Registrable Securities may disclose such information, on a need to know basis, to their employees, accountants or attorneys (so long as each such person to whom confidential information is disclosed agrees to keep such information confidential) or to the extent required by applicable law, rule, regulation or court order. Each Holder of Registrable Securities further acknowledges, understands and agrees that any confidential information will not be utilized in connection with purchases and/or sales of the Company's securities except in compliance with applicable state and federal antifraud statutes.

1.15    TERMINATION OF REGISTRATION RIGHTS.

        No Holder shall be entitled to exercise any right  provided for in this
Section 1 after such time at which all Registrable Securities held by such Holder (and any affiliate of the Holder or other person with whom such Holder must aggregate sales under Rule 144 of the Securities Act) can be sold without restriction (including volume and manner-of-sale restrictions) on a single day without registration in compliance with Rule 144 of the Securities Act (or any similar provision then in effect) and such Holder has received, upon such Holder's request, an opinion of counsel to the Company to that effect.

2.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

        The Company represents and warrants to the Holders as follows:

        (a) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware.

        (b) The Company has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement have been duly authorized and approved by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors' rights generally and by general equitable principles.

        (c) The execution and delivery by Parent of this Agreement and the performance of its obligations hereunder and compliance with the terms hereof do not and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation, bylaws or any provision of any indenture, agreement or other instrument to which it or any of its properties or assets is bound, and will not conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company.

3.      MISCELLANEOUS.

3.1     SUCCESSORS AND ASSIGNS.

        This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

3.2     GOVERNING LAW.

        This Agreement will be governed by and construed in accordance with the internal Laws of the State of New York applicable to Contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

3.3     COUNTERPARTS.

        This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

3.4     NOTICES.

        All notices required or permitted pursuant to this Agreement will be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address set forth on EXHIBIT B hereto, or at such other address as a party may provide by notice to the other.

3.5     ATTORNEYS' FEES.

        If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

3.6     AMENDMENTS AND WAIVERS.

        Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, the holders of at least a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable
Securities then outstanding, each future holder of all such Registrable Securities and the Company.

3.7     OTHER AGREEMENTS.

        Neither the Company nor any of its subsidiaries has entered, as of the date hereof, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Investor in this Agreement or otherwise conflicts with the provisions hereof. Notwithstanding the foregoing, the Holders acknowledge that the Company has previously entered into the Registration Rights Agreement dated as of August 26, 2005 between the Company and Angelo, Gordon & Co., L.P., the Registration Rights Agreement dated as of July 15, 1998 by and among the Company and the parties listed on the signature pages thereto and the Registration Rights Agreement dated as of February 8, 2006 by and between the Company and Silver Point Finance, LLC (as each is in effect on the date hereof, the "PRIOR REGISTRATION RIGHTS AGREEMENTS") and that nothing in this Agreement is intended to, or shall, impair or conflict with the rights of the parties to the Prior Registration Rights Agreements under the terms of the Prior Registration Rights Agreements.

3.8     SPECIFIC PERFORMANCE.

        The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

3.9     SEVERABILITY.

        The illegality or partial illegality of any of this Agreement, or any provision hereof, will not affect the validity of the remainder of this Agreement, or any provision hereof, and the illegality or partial illegality of this Agreement will not affect the validity of this Agreement in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes this Agreement to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.

3.10    RULES OF CONSTRUCTION.

        (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Unless the context otherwise requires, (i) "or" is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, and (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law.

        (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

3.11    ENTIRE AGREEMENT.

        This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                IN WITNESS WHEREOF, each of the Company and the Investor has caused this Registration Rights Agreement to be signed by its officer thereunto duly authorized, all as of the date first written above.

                                 SALTON, INC.


                                 By: /s/ Marc Levenstein
                                     -----------------------
                                     Name:  Marc Levenstein
                                     Title:



                                 HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                 By:  Harbinger Capital Partners Offshore
                                      Manager, L.L.C.,
                                      Its Investment Manager


                                      By: /s/ Philip A. Falcone
                                          -------------------------
                                          Name:  Philip A. Falcone
                                          Title: Senior Managing Director

                                                                      EXHIBIT A
                                                                      ---------


                             SHARES OF COMMON STOCK
                             ----------------------


-------------------------------------------------------------------------------
                                                                  SHARES OF
STOCKHOLDER                                                      COMMON STOCK
-------------------------------------------------------------------------------
Harbinger Capital Partners Master Fund I, Ltd.                     701,600

                                                                      EXHIBIT B
                                                                      ---------


                              ADDRESSES FOR NOTICE
                              --------------------

SALTON, INC.
1955 W. Field Court
Lake Forest, Illinois  60045
Attention:
Facsimile:  (847) 803-1186


With a copy to:

SONNENSCHEIN NATH & ROSENTHAL LLP
7800 Sears Tower, 233 South Wacker Drive
Chicago, IL  60606 6404
Attention:  Neal Aizenstein
Facsimile:  312.876.7934

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
c/o 555 Madison Avenue, 16th Floor
New York, New York 10022
Attention:  Philip A. Falcone
Facsimile:  (212) 508-3721


With a copy to:

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019 6064
Attention:        Bruce A. Gutenplan
Robert B. Schumer
Facsimile:  (212) 757 3990